March 4, 2014

Safeway Inc.
Safeway Australia Holdings, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229
Attn: Jean DeFries

Re:    Letter Agreement Regarding Inventory and Supplies Valuation

Dear Ms. DeFries:

This letter agreement is being delivered to you in connection with that certain Agreement of Purchase and Sale dated as of November 5, 2013 by and among Safeway Australia Holdings, Inc., Safeway Inc. and Annie’s, Inc. (the “Purchase Agreement”). Terms used, but not defined in this letter agreement, shall have the meanings given to them in the Purchase Agreement.

Section 6.3(a) of the Purchase Agreement requires the Parties to estimate, two days prior to the Closing, the value of the Inventory and Supplies as of the Effective Time for purposes of determining the consideration payable at the Closing by the Buyer for the Purchased Assets.

Section 2.2 of the Purchase Agreement requires the Buyer to deposit the balance of the Real Property Consideration plus the Estimated Inventory and Supplies Costs, adjusted for Buyer’s share of Closing costs and prorations, in Escrow at least one business day prior to the Closing.

Sections 6.3(b) and 6.3(c) of the Purchase Agreement contemplate a reconciliation and post-Closing adjustment of the total consideration payable by the Buyer for the Purchased Assets and, to that end, within 10 days following the Closing Date, the Parties are required to jointly conduct an actual physical inventory and valuation of the Inventory and Supplies as of the Effective Time and to adjust the Total Purchase Price to the extent the Estimated Inventory and Supplies Cost determined pursuant to Section 6.3(a) is more or less than the Inventory and Supplies Cost determined pursuant to Section 6.3(b).

After the Purchase Agreement was executed, it was determined that the Plant would be closed and would not manufacture product or accept or make any deliveries on March 30, March 31, April 1 and April 2, 2014 (the “Closure Dates”). The Parties have determined that the Physical Inventory shall be conducted during the Closure Dates rather than within ten (10) days following the Closing Date.

The Physical Inventory shall be conducted and completed and the Parties shall determine the valuation of the Inventory and Supplies on or before March 31, 2014; accordingly, in lieu of the procedures set forth in Section 6.3 of the Purchase Agreement relating to the estimation and reconciliation of the value of the Inventory and Supplies and the adjustment of the Total Purchase Price, such valuation will be deemed to be the “Inventory and Supplies Cost” for all purposes of the Purchase Agreement. Further, there will be no post-closing inventory or adjustment to the Inventory and Supplies Cost and Buyer shall deposit the balance of the Real Property Consideration plus the Inventory and Supplies Costs as so determined, adjusted for Buyer’s share of Closing costs and prorations, in Escrow April 1, 2014 (one business day prior to the expected Closing).

Except as specifically set forth in this letter Agreement, the Purchase Agreement shall not be amended, modified or changed in any manner by this letter agreement, and the Purchase Agreement will continue in effect as amended, modified and changed by this letter agreement. This letter agreement may be executed in two or more counterparts and by facsimile or PDF (or other electronic transmission), each of which shall be binding as of the date first written above, and all of which shall constitute one and the same instrument. Each such copy shall be deemed an original, and it shall not be necessary in making proof of this letter agreement to produce or account for more than one such counterpart

Sincerely yours,

Annie’s, Inc.
By: /s/ John Foraker
Name: John Foraker
Title: Chief Executive Officer

Agreed and accepted as of March 5, 2014:
Safeway Australia Holdings, Inc.

By: /s/ Marilyn K. Beardsley
Name: Marilyn K. Beardsley
Title: Assistant Vice President

By: /s/ Natacha Epley
Name: Natacha Epley
Title: Assistant Secretary

Safeway Inc.

By: /s/ Marilyn K. Beardsley
Name: Marilyn K. Beardsley
Title: Assistant Vice President

By: /s/ Natacha Epley
Name: Natacha Epley
Title: Assistant Secretary

Form approved: MKB